

June 15, 2011

Via E-mail
Mr. John G. Call, Senior Vice President and Chief Financial Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588

>   **Re: Ross Stores, Inc.**
>   **May 18, 2011 Supplemental Response to**
>   **Form 10-K for Fiscal Year End January 29, 2011**
>   **Filed March 29, 2011**
>   **File No. 000-14678**

Dear Mr. Call:

We have reviewed your supplemental response to our letter dated May 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End January 29, 2011
Supplemental Response, submitted May 18, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your response to comment 2 of our letter dated May 11, 2011. Please revise future filings to further clarify the reasons for material trends in packaway inventory and identify the principal factors you consider when determining to use packaway inventory instead of other inventory.   Also, please clarify the term "a semi-annual selling season." Please provide revised draft disclosure.

Financial Statements
Notes to Financial Statements
Note A: Summary of Significant Accounting Policies
Revenue, page 35

2. We reviewed your response to our prior comment 3. Please tell us why you believe it is appropriate to record gift card breakage as a reduction of operating expenses versus revenue or other operating income. In addition, for each period presented, provide us with the amount of breakage recognized and the amount of your unredeemed gift card liability.

Item 9A – Controls and Procedures
Disclosure Controls and Procedures, page 53

3. We have reviewed your response to our prior comment 4. Your response did not address our comment, thus the comment will be reissued. We note your statement that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met". Please provide us with and confirm that in future filings you will revise your disclosure to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director